Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company

Hut 8 Mining Corp. (the “Company”)
130 King Street West, Suite 1800
Toronto, Ontario
M5X2A2

Item 2	Date of Material Change

August 17, 2022

Item 3	News Release

News release with respect to the material change referred to in this Material Change Report was disseminated by the Company through newswire on August 17, 2022, and subsequently filed under the Company's profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Item 4	Summary of Material Change

On August 17, 2022, the Company announced that it has entered into an equity distribution agreement dated August 17, 2022 (the “Distribution Agreement”) with Canaccord Genuity LLC, and Stifel, Nicolaus & Company, Incorporated (together, the “Agents”) as agents, pursuant to which the Company established an at-the-market equity program (the “ATM Program”).

Pursuant to the ATM Program, the Company may, at its discretion and from time-to-time during the term of the A TM Agreement, sell, through the Agents, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$200 million. Sales of Common Shares, if any, through the Agents will be made through “at-the-market” issuances, including without limitation, sales made directly on the Nasdaq Stock Market in the United States at the market price prevailing at the time of each sale. No Common Shares will be offered or sold under the ATM Program on the Toronto Stock Exchange or any other marketplace in Canada. The ATM Program may be terminated, with notice, by either party at any time.

Item 5	Full Description of Material Change

The Company intends to use the net proceeds of the ATM Program, if any, principally for general corporate purposes (including funding ongoing operations and/or working capital requirements). The net proceeds of the ATM Program may also be used to repay indebtedness outstanding from time to time, discretionary capital programs, and potential acquisitions. Since the Common Shares will be distributed at market prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The volume and timing of sales, if any, will be determined at the sole discretion of the Company's management and in accordance with the terms of the Distribution Agreement. The offer and sale of the Common Shares under the ATM Program will be made by means of a prospectus supplement dated August 17, 2022 (the “Prospectus Supplement”) to the Company's existing short form base shelf prospectus dated August 5, 2022 (the “Base Shelf Prospectus” and, together with the Prospectus Supplement, the “Prospectus”) and U.S. registration statement on Form F-10 (the “Registration Statement”), which includes the Base Shelf Prospectus. The Registration Statement was declared effective by the United States Securities and Exchange Commission (the “SEC”) on August 5, 2022. The Prospectus Supplement has been filed with the applicable securities regulatory authorities in each of the provinces and territories of Canada and the SEC. The Prospectus is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com and is available on the SEC's EDGAR website at www.sec.gov.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this material change report, and may be contacted as follows:

Jaime Leverton, Chief Executive Officer
Telephone: (647) 521-7433
Email: info@hut8mining.com

Item 9	Date of Report

August 19, 2022.